UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Ashford Hospitality Trust, Inc.
2.	Name of Person Relying on Exemption: Cygnus Capital, Inc.

3.	Address of Person Relying on the Exemption: 3060 Peachtree Road NW, Suite 1080 Atlanta, GA 30305
4.	Written Material. The following written materials are attached: Press release, dated October 7, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital, Inc. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital, Inc. and its affiliates.

PLEASE NOTE: Cygnus Capital, Inc. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Cygnus Capital, Inc. Calls Upon Ashford Hospitality Trust, Inc. to Terminate Highly Dilutive Exchange Offers After Special Meeting Is Adjourned Due to Failure to Receive Enough Votes to Approve the Charter Amendment Proposal

•	Despite scare tactics, last minute changes to the exchange offers, obtuse communications and a lack of transparency about the health of AHT, it appears holders of only ~40.7% of outstanding shares of common stock voted for the NYSE proposal to issue up to ~126M shares in the exchange offers.
•	While the NYSE proposal passed without a clear majority of the outstanding common stockholders, the proposal to amend AHT’s corporate charter, which would force the conversion of all preferred stock into common stock, did not receive enough votes.
•	Cygnus Capital believes AHT’s decision to adjourn the special meeting until October 30, 2020 to try to pass the charter amendment proposal is a waste of stockholder resources and AHT should refocus its efforts on exploring other strategic alternatives.
•	Cygnus Capital continues to believe there is no urgent need to dilute common stockholders by ~94% and the exchange offers should be immediately terminated.
•	Cygnus Capital urges common stockholders to vote AGAINST the charter amendment proposal.

ATLANTA, GEORGIA, October 7, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company” or “AHT”) (NYSE:AHT), beneficially owning approximately 8.3% of the Company’s outstanding common stock, today called upon AHT to immediately terminate the highly dilutive exchange offers of all series of preferred stock into common stock in light of AHT’s failure to receive enough votes to pass the proposal to amend the Company’s corporate charter at yesterday’s special meeting of stockholders.

While the proposal required by the NYSE to issue up to approximately 126 million shares was technically approved by stockholders, given the low voting threshold, the proposal to amend the Company’s corporate charter, which, if passed, would force the conversion of all preferred stock into common stock, did not receive enough votes. Cygnus Capital believes AHT’s decision to adjourn the special meeting until October 30, 2020 to try to garner enough votes to pass the charter amendment proposal is a waste of stockholder resources and AHT should refocus its efforts on exploring other strategic alternatives.

Cygnus Capital continues to believe that AHT is not being run for AHT stockholders, it is being run as a fee conduit to Chairman Monty Bennett and his family as well as other insiders of AHT’s external manager Ashford, Inc. (“AINC”).

Due to the continued self-dealing at AINC and lack of transparency at AHT, Cygnus Capital now also urges preferred stockholders to reject the exchange offers.

If AHT management wants to encourage participation in a simplification of AHT’s capital structure, it should immediately do the following:

•	Meaningfully increase the size of the cash consideration for the exchange offers beyond the $30 million offered to date.
•	Eliminate or reduce the portion of preferred stock converted into common stock.
•	Increase transparency on alternative strategic options and AHT’s liquidity position.
•	Reduce or defer the fees paid to AINC by AHT.

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Cygnus Capital does not believe there is any urgent need to dilute common stockholders by ~94% and many other alternatives exist to preserve value for both common stockholders and preferred stockholders. In addition to restructuring the exchange offers to eliminate or reduce the stock portion of consideration, AHT could also explore the following:

1.	Do Nothing. Cygnus Capital believes the Company has sufficient cash (approximately $249 million as of Q2 2020) to ride out the impact of COVID-19. Cygnus Capital believes that approximately 30% of AHT’s hotels are likely at or very near property level breakeven, including debt service. The remainder of AHT’s hotels appear to need a 10-15% increase in occupancy to achieve this goal. Industry trends are positive and, with the Company’s recently announced forbearance agreements, AHT’s balance sheet is strengthening. If AHT is able to make it through this difficult period, the common and preferred stock could dramatically recover. AHT management themselves have said $1.6 billion in equity value recovery is possible. Cygnus Capital agrees.
2.	Sell to a Stronger REIT. AHT management says they can’t sell assets in an orderly way or merge with a larger REIT because a termination fee to might be due to AINC. Have the independent directors of AHT formed a committee to explore a sale? Have the independent directors of AHT even asked AINC what the amount of the termination fee is? Have they explored a middle ground where AINC would stay as a third party manager for AHT’s assets inside a stronger acquiring REIT? Cygnus Capital believes many REITs or private equity firms would be interested in acquiring the AHT portfolio. AHT has quality assets. Cygnus Capital questions whether the independent directors of AHT have performed their fiduciary duties to AHT stockholders to seriously consider such options.
3.	Take on “Bridge Loan” at AHT Corporate Level. AHT management says AHT may have to go bankrupt if they do not complete the highly dilutive exchange offers. AHT’s share price is already down 95.5% from its 52 week high. Yet, Cygnus Capital has spoken with several capital providers who would be willing to extend a working capital line to the Company, secured by the Company’s assets, as a bridge loan. This line would likely carry a low double digit interest rate and standard industry covenants for a loan of this type, but it would provide a bridge for the next few quarters to give the Company more time to get back to a cash flow positive position.
4.	Hold a Rights Offering for Common Stockholders. AHT could also raise capital without diluting all stockholders or paying underwriting fees through a rights offering. Given the level of trading in AHT over the past few weeks, Cygnus Capital believes there would be significant interest.
5.	Reduce/Forbear Fees to AINC. Has AHT requested a reduction or forbearance in its fees payable to AINC? Why should AINC insiders and management get paid while AHT common stockholders get diluted? AINC was able to pay an approximately $8 million quarterly dividend just a few weeks ago to its Series D preferred stockholders, nearly all of which is owned by the Bennett family. Yet AHT claims it is about to go broke. Follow the money, it doesn’t add up.

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Cygnus Capital urges AHT common and preferred stockholders to vote AGAINST amending AHT’s corporate charter.

If you have already voted FOR the charter amendment proposal, you have every legal right to change your vote. Vote AGAINST the charter amendment proposal today!

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus Capital targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own in the aggregate 58,489 shares of the Company’s Series D Preferred Stock, 135,564 shares of the Company’s Series F Preferred Stock, 160,284 shares of the Company’s Series G Preferred Stock, 197,413 shares of the Company’s Series H Preferred Stock, and 153,651 shares of the Company’s Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Source:

Christopher Swann

CEO, Cygnus Capital, Inc.

cswann@cygnuscapital.com

(404) 465-3685

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